Exhibit 99.1

ProQR Announces Financial Results for the

First Quarter of 2019

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 8, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today reported its financial results for the first quarter ended March 31, 2019.

“We made significant progress in 2019 thus far with the initiation of both the Phase 2/3 trial for sepofarsen and the proof of concept trial for QR-421a in Usher syndrome as we focus on our mission to become a fully-integrated company developing and commercializing RNA medicines for patients with inherited retinal diseases,” said Daniel A. de Boer, CEO of ProQR. “We expect 2019 to be a transformative year for ProQR as we execute on these trials and advance three additional programs towards the clinic in our effort to bring more innovative medicines for inherited retinal diseases to patients.”

Corporate Highlights and Business Update

Sepofarsen (formerly QR-110) for LCA10

•                  In April 2019, the first patient was dosed in the Phase 2/3 ILLUMINATE trial in patients with sepofarsen in Leber’s Congenital Amaurosis 10 (LCA10) with data expected around the end of 2020. The protocol included the feedback from the U.S. Food and Drug Administration (FDA) as well as the European Medicines Agency (EMA).

QR-421a for Usher syndrome type 2

•                  In March 2019, the first patient was dosed in the Phase 1/2 STELLAR clinical trial for QR-421a in patients with Usher syndrome type 2 or non-syndromic retinitis pigmentosa (RP). Interim data from the study are expected to be announced mid-2019. Earlier, the FDA granted Fast Track designation for QR-421a for Usher syndrome type 2 and non-syndromic RP due to mutations in exon 13 of the USH2A gene.

QR-313 for dystrophic epidermolysis bullosa

•                  In March 2019, ProQR announced the strategic spin out of the Dystrophic Epidermolysis Bullosa (DEB) activities into the newly formed company, Wings Therapeutics. Wings Therapeutics will be led by interim CEO Mark de Souza, PhD, former CEO of Lotus Tissue Repair and Hal Landy, MD, former medical advisor to Lotus Tissue Repair and CMO of Enobia. Wings Therapeutics will focus on developing therapies for Dystrophic Epidermolysis Bullosa and continue to conduct clinical trials with QR-313 in exon 73 as well as progress other RNA molecules that are designed for other mutations that cause DEB. ProQR will have a minority stake in Wings Therapeutics and will be eligible for milestone and royalty payments on sales of commercial products, if any. Financial details were not disclosed.

Scientific Updates

•                       Data on the ProQR portfolio were presented at three scientific conferences in April and May. One abstract was presented at the Retinal Cell & Gene Therapy Innovation Summit, three abstracts were presented at the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) and one abstract was presented at the annual meeting of the American Society for Gene and Cell Therapy (ASGCT).

Business Updates

•                       In April 2019, ProQR nominated Bart Filius, Chief Operating Officer (COO) and Chief Financial Officer (CFO) at Galapagos NV and Theresa Heggie, Senior Vice President, Head of Canada, Europe, Middle East and Africa (CEMEA) at Alnylam Pharmaceuticals to join the Supervisory Board, subject to approval by shareholders at the Annual Meeting of Shareholders. Mr. Filius will also become chair of the Board Audit Committee upon his election to the board.

Financial highlights

At March 31, 2019, ProQR held cash and cash equivalents of €94.1 million, compared to €105.6 million at December 31, 2018. Net cash used in operating activities during the three-month period ended March 31, 2019 was €12.4 million, compared to €9.7 million for the same period last year.

Research and development (R&D) costs increased to €12.0 million for the quarter ended March 31, 2019 from €7.7 million for the same period last year and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The increase in R&D expenses was primarily due to initiation of the clinical trials for sepofarsen and QR-421a.

General and administrative costs increased to €3.2 million for the quarter ended March 31, 2019 from €2.7 million for the same period last year.

Net loss for the three-month period ended March 31, 2019 was €14.2 million, or €0.36 per diluted share, compared to a €10.7 million loss, or €0.33 per diluted share, for the same period last year. For further financial information for the period ending March 31, 2019, please refer to the financial statements appearing at the end of this release.

About sepofarsen

Sepofarsen (formerly named QR-110) is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s Congenital Amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to restore normal (wild-type) CEP290 mRNA, leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA, causing normal splicing of the pre-mRNA. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About Leber’s Congenital Amaurosis

Leber’s Congenital Amaurosis (LCA) is the most common cause of blindness due to genetic disease in children and consists of a group of diseases of which LCA10 is the most frequent and one of the more severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation is the most common. LCA10 leads to early loss of vision, causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional Usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About Usher Syndrome

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. Usher syndrome type 2 is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene. To date, there are no approved treatments or products in clinical development that treat the vision loss associated with Usher syndrome type 2.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10 and Usher syndrome type 2. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding our product candidates, including sepofarsen and QR-421a, and the clinical development and the therapeutic potential thereof, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including our plans for advancing our development programs into the clinic, statements regarding our strategic spinout of Wings Therapeutics, and statements regarding the appointment of new members to our Supervisory Board. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Hans Vitzthum

LifeSci Advisors

T: +1 617-535-7743

hans@lifescieadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com